CHINA EDUCATION ALLIANCE, INC.
58 Heng Shan Road, Kun Lun Shopping Mall,
Harbin, People’s Republic of China 150090

August 6, 2010

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jessica Plowgian, Attorney-Advisor

Re:	China Education Alliance, Inc. (the “Company”)
Form 10-K for Fiscal Year ended December 31, 2009
Filed April 15, 2010
File No. I-34386

Dear Ms. Plowgian:

We are responding to comments contained in the Staff letter, dated July 15, 2010, addressed to Mr. Xiqun Yu, the Company’s President and Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K dated April 15, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the Year Ended December 31, 2009

1.
We note your response to comment three from our letter dated June 29, 2010 and your proposed disclosure.  It remains unclear to us why WEI does not have a readily determinable value and whether recording your investment at historical cost is appropriate.  In this regard, please provide us with the following information that will enable us to better understand the substance of the transaction:

•
Tell us the percentage of WEI’s total assets, liabilities, revenues and net income as compared to your total assets, liabilities, revenues and net income for the fiscal years ended 2008 and 2009 and the interim period ended March 31, 2010.

•	How significant the five schools in which Mr. Guo has 51% interest are, in relation to the operations of WEI as a whole;
•	Excluding the five schools, tell us the nature of the other businesses of WEI;
•	Identify the parties who own the remaining 49% of the five schools and their relationship to Mr. Guo and/or you and whether Mr. Guo’s transfer of his ownership interest is subject to their approval;
•	Why you are unable to obtain a readily determinable value for WEI if you have management and voting control of WEI for all periods presented, including your most recent interim reporting period;

•
Tell us in detail the nature of your management and voting control of WEI, including the five schools.  Also, whether you have received any quantifiable benefits or have assumed any obligations as a result of this control;

•	Whether any component of WEI’s operations is reflected in your consolidated financial statements, apart from the five schools, and if not why;
•	Tell us in more detail why the transfer of Mr. Guo’s 51% interest has not been completed;
•	Whether the transfer of Mr. Guo’s ownership is subject to the approval of a government regulatory agency and if so, identify such agency;
•
Whether the escrow agent still holds the shares that you issued as consideration, and if so, why you are in talks with Mr. Guo to return the 400,000 shares of common stock issued to him as stated in your response;

•	How you initially considered, and reconsidered effective for all reporting periods in 2010, the applicable guidance on variable interest entities as contained in ASC Topic 810.

Response

•
We acquired WEI’s and Yuli Guo’s shares in the English schools in China in April 27, 2008.   WEI was a Canadian company owned by Yuli Guo (“Guo”). Our purchase agreement called for interest in five schools as detailed below to be transferred to WEI:

1.      A 65 % ownership interest in Beijing International Studies University (“BISU”) WECL English Education College (“BISU WECL”)
2.      A 55 % ownership interest in Yantai University WECL English Education College (“Yantai WECL”)
3.      A 100 % ownership interest in Beijing WECL Successful English Education Company (“Beijing WECL”)
4.      A 55 % ownership interest in Qingdao WECL English School (“Qingdao WECL”)
5.      A 51 % ownership interest in Xiamen WECL English School (“Xiamen WECL”)

These ownership interests represent substantially all of WEI’s assets and operations.  WEI was set up as a holding company specifically to hold the ownership interest in these five schools.

As of the acquisition date, WEI’s interests in these five schools was owned by Guo.  The agreement called for Guo to transfer these ownership interests to WEI.  In breach of the purchase agreement, Guo failed to complete the transfer of these interests to WEI.  Furthermore, he has instructed each of these schools to withhold all financial information regarding their operations from us.  Accordingly, we do not possess sufficient information to provide consolidated financial statement for WEI nor are we able to calculate the percentage of WEI’s total assets, liabilities, revenues and net income as compared to our total assets, liabilities, revenues and net income for the fiscal years ended 2008 and 2009 and the interim period ended March 31, 2010.  We also do not have effective or actual managerial or financial control of the schools.

•	The five schools represent all of WEI’s business.

•	We do not believe that there is any other business in WEI except the five schools.

•
Beijing WECL Successful English Education Company was to be a 100% owned by WEI after the transfer of all the ownership interest from Guo.  The holder of 35% in BISU WECL was Beijing International Studies University. The holder of 45% of ownership interest in Yantai WECL was International Economic and Trade College, Yantai University. The holder of 45% ownership interest of  Qingdao WECL was Zhitai Dong. The holder of 49% ownership interest in Xiamen WECL was Bing Wu.   We do not believe that transfer of Guo’s interest to WEI was subject to approval by these minority owners.

•
Because the ownership interest and control in the five schools have not been transferred by Guo to WEI, we are unable to control these schools through WEI.  Also, Guo has willfully instructed these schools not to provide us with any financial information about these schools.

•
We own 70% of the voting control in WEI but because WEI does not presently have control over the schools for the aforesaid reasons, we are unable to exert any control over the schools through WEI.  For this reason also, we have not received any quantifiable benefits from or have assumed any obligations of WEI and the schools.

•
WEI has no material assets other than the ownership interests in the schools and as such, no other component of WEI’s operations is reflected in our consolidated financial statements, apart from the five schools.

•
Although Guo is not officially bound to seek the approval of the minority owners of the schools before he transfers his ownership interest in these schools to WEI, we believe that he is unable to convince his co-owners whom he is reliant on to help run the businesses of these schools and get their endorsement.  This is despite Guo assuring us before executing the acquisition agreement that he has gotten their endorsement.

•
The transfer of Guo’s interest is subject to approval by the local education department and department of civil affairs.  Without this approval, our ownership of 70% of WEI should be of a nominal value, as the majority ownership of the aforementioned five schools, and the financial benefits or detriments thereof, would not be those of WEI but those of their owner, Guo.

•
We are physically holding Guo’s share certificate for the 400,000 shares pending the successful transfer of the ownership interest in the five schools to WEI.  We are trying to reach a settlement with Guo to terminate the acquisition agreement for breach on his part and to return the 400,000 shares to us for cancellation.

•
The guidance as on variable interest entities (“VIE”) as contained in ASC Topic 810 did not lend the Company to conclude that WEI was a VIE that required us to consolidate their operations for the year ended December 31, 2009 and through the date of this response letter.

As discussed in ASC 810 many of the characteristics, or condition, that would result in the conclusion that a VIE did exist with regards to WEI were not present, regardless of the fact that the Company owned 70% of WEI. One such non-existent characteristics / condition is as follows:

The Company lacked the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance. That power was not available to the Company to direct any activities of WEI’s primary business activity, namely the operating of the aforementioned five schools. Such operations include the management of the schools, financial management of the schools, and control of the curriculum for the schools.

In addition, the Company lacked the two conditions (the lack of one condition is sufficient to preclude the presumption of a controlling financial interest in a VIE) that would have provided them with a controlling financial interest in the VIE, or WEI. (i) The Company did not have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. And (ii) the Company did not have obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Zibing Pan
Zibing Pan
Chief Financial Officer